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Exhibit 15.3

June 15, 2006

Mr. Shafagat F. Takhautdinov
General Director
OAO Tatneft
75 Lenin Str.
Almetyevsk 423400
Republic of Tatarstan, Russia

Re:	Securities and Exchange Commission Form 20-F

Gentlemen:

The firm of Miller and Lents, Ltd. consents to the incorporation by reference of its reports of estimated Proved Reserves, Future Net Revenues, and Present Values of Future Net Revenues of OAO Tatneft, as of January 1, 2004 and January 1, 2005, into the Annual Report on Form 20-F for year-end December 31, 2004 of OAO Tatneft and to references to our Firm in such Annual Report on Form 20-F.

Miller and Lents, Ltd. has no interests in OAO Tatneft or any of its affiliated companies or subsidiaries and is not to receive any such interest as payment for such report and has no director, officer, or employee, or otherwise, connected with OAO Tatneft. We are not employed by OAO Tatneft on a contingent basis.

Yours very truly,
MILLER AND LENTS, LTD.